UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2005

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)
_____

Maryland	**000-50945**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4860 Cox Road, Suite 300		
Glen Allen, Virginia		**23060**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**
Formerly Saxon REIT, Inc.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On February 3, 2005, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the fourth quarter 2004 and year ended December 31, 2004. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 4, 2005   SAXON CAPITAL, INC.

By: /s/ Robert B. Eastep
         Robert B. Eastep
         Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1	Press Release dated February 3, 2005.

EXHIBIT 99.1

NEWS RELEASE



Contact:

Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Katie Soule
Investor Relations Analyst
804-967-5809
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Reports Fourth Quarter and Year End 2004 Operating Results

Diluted EPS $0.60 per share for the Quarter and $2.89 per share for 2004.

GLEN ALLEN, VA. (February 3, 2005) - Saxon Capital, Inc. ("Saxon" or the "Company") (NASDAQ: SAXN), a residential mortgage lending and servicing real estate investment trust (REIT), today announced fourth quarter 2004 net income of $30.1 million or $0.60 per share diluted, compared to $20.2 million or $0.66 per share diluted for the fourth quarter of 2003, and $38.3 million or $1.14 per share diluted for the third quarter of 2004. Net income for the year ended December 31, 2004 was $105.6 million or $2.89 per share diluted, as compared to $65.1 million or $2.16 per share diluted for the year ended December 31, 2003.

Operational Highlights

- Mortgage loan production (excluding called loans) for the fourth quarter of 2004 increased 40% compared to fourth quarter 2003, and increased 1% compared to third quarter 2004. Mortgage loan production (excluding called loans purchased in 2004 from off-balance sheet securitizations) for the year ended December 31, 2004 increased 23% from the year ended December 31, 2003.
- Net mortgage loan portfolio increased 7% to $6.0 billion at December 31, 2004, from $5.6 billion at September 30, 2004, and increased 28% from $4.7 billion at December 31, 2003.
- Third party servicing portfolio for the fourth quarter 2004 increased 35% compared to the third quarter 2004. Third party servicing portfolio for the year ended December 31, 2004 increased 172% compared to the year ended December 31, 2003.

Financial Performance

Net interest income was $57.0 million for the fourth quarter of 2004, compared to $54.2 million for the fourth quarter of 2003 and $61.7 million for the third quarter of 2004. Net interest margin was 4.0% for the fourth quarter of 2004 compared to 4.7% for fourth quarter 2003 and 4.6% for third quarter 2004. Net interest income for the year ended December 31, 2004 was $239.5 million compared to $209.8 million for the year ended December 31, 2003. Net interest margin for the year ended December 31, 2004 was 4.6% as compared to 5.0% for the prior year.

Net interest margin after provision for mortgage loan losses was 3.1% for the fourth quarter 2004, compared to 4.2% for the fourth quarter of 2003 and 3.5% for the third quarter of 2004. Net interest margin after provision for mortgage loan losses for the years ended December 31, 2004 and 2003 was 3.8% and 4.2%, respectively.

The decrease in net interest margin before and after provision is attributable to several factors.

- The Company's loans produced since 2003 generally have higher credit characteristics and lower weighted average coupons than loans produced prior to 2003.
- The Company has experienced prepayments of lower credit quality and higher coupon loans produced in 2001 and 2002.
- The Company's borrowing costs have increased due to an approximately 100 basis point increase of 1-month LIBOR from June 30, 2004 to December 31, 2004.

As the Company's portfolio has shifted in credit mix to a higher quality portfolio, expected future losses on 2003 and 2004 production may decrease compared to 2001 and 2002 production. The improved credit performance may lower the required future provision for loan losses.

The rise in 1-month LIBOR increased the cost of both the Company's long-term securitization financing as well as the Company's short-term financing. Saxon does hedge against higher cost of borrowing due to increases in 1-month LIBOR because approximately 73% of the Company's long-term securitizations are financed with variable rate bonds. While there may be an immediate impact on the Company's net interest margin (in either direction) due to changes in 1-month LIBOR, the impact of the anticipated changes in cash flows for the hedges is included in Other Comprehensive Income (OCI) in shareholders' equity on the Company's consolidated balance sheet and is recognized into earnings over the expected life of the variable rate bonds.

Gross servicing revenue for the Company's third party portfolio was $22.0 million for the fourth quarter 2004, compared to $10.1 million for the fourth quarter 2003 and $15.6 million for the third quarter 2004. Gross servicing revenue for the Company's third party portfolio was $60.8 million for the year ended December 31, 2004 compared to $39.5 million for the year ended December 31, 2003. During 2004, Saxon purchased servicing rights to $11.5 billion in mortgage loan pools. Saxon's third party portfolio grew 172% to $14.2 billion at December 31, 2004 as compared to $5.2 billion at December 31, 2003.

Total net revenues for the fourth quarter of 2004 were $58.0 million, compared to $57.9 million for the fourth quarter of 2003 and $55.6 million for the third quarter of 2004. Total net revenues for year ended December 31, 2004 were $235.0 million, compared to $211.4 million for the prior year.

Total operating expenses, which include payroll and related expenses, general and administrative expenses and other expense, were $41.3 million for the fourth quarter of 2004, compared to $29.8 million for the fourth quarter of 2003 and $36.3 million for the third quarter of 2004. Total operating expenses were $142.4 million for the year ended December 31, 2004 compared to $109.8 million for the prior year.

Total operating expenses have increased from the third quarter 2004 to the fourth quarter 2004 and from the year ended December 31, 2003 to the year ended December 31, 2004 due to the continued investment in new technology, growth in the employee base and related expenses, increase in director and officer insurance premiums, increase in fees associated with the Sarbanes-Oxley Act of 2002, and increases in marketing expenses incurred for the Company's production platforms.

Cost to service increased to 24 basis points for the fourth quarter of 2004 from 20 basis points for the third quarter 2004, and decreased from 26 basis points for the fourth quarter of 2003. Production related payroll and related expenses and general and administrative expenses remained constant from the third quarter of 2004 to fourth quarter of 2004. Total net cost to produce was 2.84% of total loan production for the fourth quarter of 2004, compared to 3.57% for fourth quarter 2003 and 2.79% for third quarter 2004. Previously reported total net cost to produce for the third quarter of 2004 was 2.76%. Due to an adjustment to premiums paid, total net cost to produce for the third quarter of 2004 has been adjusted to 2.79%. Total net cost to produce decreased to 2.91% for the year ended December 31, 2004, compared to 3.35% for the year ended December 31, 2003. The improvement in total net cost to produce year-over-year is due to improved efficiencies in the loan production process.

Cost to service and total net cost to produce are measures defined by the Securities and Exchange Commission as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information about the efficiency of the Company's processes to its investors. Tables reconciling the Company's calculation of cost to service and total net cost to produce to GAAP results are set forth in Exhibit A.

Portfolio Credit Performance
Net mortgage loan portfolio totaled $6.0 billion at December 31, 2004, an increase of 28% from December 31, 2003 and an increase of 7% from September 30, 2004. Seriously delinquent (60+ days past due) loans were 6.6% of net mortgage loan portfolio at December 31, 2004, compared to 7.7% at December 31, 2003 and 6.6% at September 30, 2004. Saxon's allowance for loan losses was $37.3 million at December 31, 2004, compared to $43.4 million at December 31, 2003. Approximately 84% of the 2004 charge-offs were related to 2001 and 2002 produced loans. The Company has experienced lower static pool losses on our 2003 and 2004 production when compared to the 2001 and 2002 production. Allowance for loan losses as a percentage of net mortgage loan portfolio balance decreased from .93% at December 31, 2003 to .623% at December 31, 2004. This decrease in allowance was due to the higher credit quality loans produced in 2003 and 2004 compared to 2001 and 2002.

Loan Production
Mortgage loan production volume (excluding called loans) was $959.1 million for the fourth quarter of 2004, an increase of 40% compared to the fourth quarter of 2003, and an increase of 1% from the third quarter of 2004. Mortgage loan production volume was $3.5 billion for year ended December 31, 2004, an increase of 23% compared to the year ended December 31, 2003.

Saxon's retail mortgage loan production was $255.2 million during the fourth quarter of 2004, an increase of 48% over the fourth quarter of 2003, and an increase of 3% over the third quarter of 2004. Retail mortgage loan production was $964.8 million for the year ended December 31, 2004, an increase of 26% over the prior year. At December 31, 2004, total retail branches totaled 25, compared to 27 at December 31, 2003.

Saxon's wholesale mortgage loan production was $378.8 million during the fourth quarter of 2004, an increase of 18% over the fourth quarter of 2003, and a decrease of 4% over the third quarter of 2004. Wholesale mortgage loan production was $1.5 billion for the year ended December 31, 2004, an increase of 28% over the prior year.

Saxon's correspondent flow mortgage loan production was $260.9 million during the fourth quarter of 2004, an increase of 52% over the fourth quarter of 2003, and a decrease of 2% from the third quarter of 2004. Correspondent flow production was $847.4 million for the year ended December 31, 2004, an increase of 21% over the prior year. Correspondent bulk mortgage loan production was $64.2 million during the fourth quarter of 2004, an increase of 244% from the fourth quarter of 2003, and an increase of 62% from the third quarter of 2004. Correspondent bulk production was $182.2 million for the year ended December 31, 2004, a decrease of 11% over the prior year. Saxon continues to focus on growing the flow business, while pursuing the bulk business when market conditions are advantageous.

Loan Servicing
Saxon's third party portfolio was $14.2 billion at December 31, 2004, an increase of 172% from December 31, 2003, and an increase of 35% from September 30, 2004, resulting from the purchase of third party servicing rights. During 2004, Saxon purchased third party servicing rights to service approximately $11.5 billion of mortgage loans (having annual servicing fees of approximately 50 basis points), of which third party servicing rights to service approximately $4.3 billion of mortgage loans were purchased during the fourth quarter.

Liquidity
At December 31, 2004, Saxon had $1.8 billion in committed facilities (consisting of $1.6 billion of warehouse and repurchase facilities and $0.2 billion of servicing advance facilities) and $224.5 million in working capital, compared to $1.5 billion in committed facilities and $106.5 million in working capital at December 31, 2003. It is common business practice to define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered mortgage loans and servicing advances that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in exhibit A.

During the fourth quarter of 2004, Saxon priced and closed a $900 million asset-backed securitization, Saxon Asset Securities Trust 2004-3.

Recent Developments
On January 12, 2005, Saxon priced a $1.0 billion asset backed securitization, Saxon Asset Securities Trust 2005-1, which closed on January 25, 2005.

REIT
As a REIT, Saxon is now required to distribute at least 90% of its annual REIT taxable income to shareholders. Federal tax laws calculate REIT taxable income in a manner that, in certain respects, differs from the calculation of consolidated net income pursuant to generally accepted accounting principles (GAAP). For example, items such as loan production expenses, loan losses, and equity-based compensation expenses may cause differences to arise between tax and GAAP income. REIT taxable income will exclude the income of the REIT's taxable REIT subsidiaries except to the extent its taxable REIT subsidiary distributes income to the REIT as a dividend.

The following table is a reconciliation of GAAP net income to estimated tax net income for the year ended December 31, 2004.

($ in thousands)	Consolidated
GAAP pre-tax net income	$92,588
Taxable REIT subsidiary losses (1)	26,691
Income from securitized loans (2)	8,351
Miscellaneous other	(731)
Qualified REIT taxable income	$126,899

Footnotes:
(1) The taxable loss incurred in the taxable REIT subsidiaries during 2004 relates primarily to the exercise of the non-qualified stock options in connection with the REIT conversion.

(2) Income from securitized loans includes the following: (a) GAAP to tax income differences on securitizations, (b) intercompany gains on transactions between the qualified REIT subsidiary (QRS) and taxable REIT subsidiary (TRS), and (c) mark to market adjustments on loans prior to securitizations for tax purposes.

Conference Call
Saxon will host a conference call for analysts and investors at 11 a.m. Eastern Time on Friday, February 4, 2005. For a live Internet broadcast of this conference call, please visit Saxon's investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Bobbi Roberts at 804-967-7879 or Katie Soule at 804-967-5809. A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, February 11, 2005. The replay will be available on Saxon's website or at 800-475-6701 using the ID number 765827.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiaries, Saxon Mortgage, Inc., and America's MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 350 correspondents, and 25 retail branches. As of December 31, 2004, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $20.2 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements
Statements in this news release reflecting Saxon's future, plans and strategies, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, that could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan production growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of February 3, 2005. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Saxon Capital, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for share data)
(unaudited)

	December 31, 2004	December 31, 2003
Assets		
Cash	$ 12,852	$ 5,245
Accrued interest receivable	56,132	54,080
Trustee receivable	112,062	74,614
Mortgage loan portfolio	6,027,620	4,723,416
Allowance for loan losses	(37,310)	(43,369)
Net mortgage loan portfolio	5,990,310	4,680,047
Restricted cash	1,495	1,257
Servicing related advances	113,129	98,588
Mortgage servicing rights, net	98,995	41,255
Real estate owned	24,860	23,787
Derivative assets, including cash margin	16,573	7,556
Deferred tax asset	27,825	-
Other assets	84,898	72,652
Total assets	$ 6,539,131	$ 5,059,081
Liabilities and shareholders' equity		
Liabilities:		
Accrued interest payable	$ 8,045	$ 8,602
Dividend payable	28,909	-
Warehouse financing	600,646	427,969
Securitization financing	5,258,344	4,237,375
Derivative liabilities	1,809	249
Note payable	-	25,000
Deferred tax liability	-	907
Other liabilities	22,449	13,933
Total liabilities	5,920,202	4,714,035
Shareholders' equity		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 49,849,386 as of December 31, 2004 and 28,661,757 as of December 31, 2003	498	287
Additional paid-in capital	625,123	264,030
Other comprehensive loss, net of tax of $(2,446) and $(3,500)	(3,842)	(5,497)
Net (accumulated deficit) retained earnings:		
Cumulative dividends declared	(114,641)	-
Retained earnings	111,791	86,226
Net (accumulated deficit) retained earnings:	(2,850)	86,226
Total shareholders' equity	618,929	345,046
Total liabilities and shareholders' equity	$ 6,539,131	$ 5,059,081


Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)


	Quarter Ended December 31, 2004	Quarter Ended September 30, 2004	Quarter Ended June 30, 2004	Quarter Ended March 31, 2004	Quarter Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues:							
Interest income	$ 105,640	$ 99,657	$ 99,051	$ 90,999	$ 88,743	$ 395,347	$ 333,064
Interest expense	(48,660)	(37,933)	(36,045)	(33,167)	(34,506)	(155,805)	(123,303)
Net interest income	56,980	61,724	63,006	57,832	54,237	239,542	209,761
Provision for mortgage loan losses	(12,879)	(14,730)	(10,160)	(3,878)	(6,219)	(41,647)	(33,027)
Net interest income after provision for mortgage loan losses	44,101	46,994	52,846	53,954	48,018	197,895	176,734
Servicing income, net of amortization and impairment	13,442	8,371	6,931	4,892	8,358	33,636	32,134
Gain on sale of mortgage assets	421	220	308	2,551	1,558	3,500	2,533
Total net revenues	$ 57,964	$ 55,585	$ 60,085	$ 61,397	$ 57,934	$ 235,031	$ 211,401
Expenses:							
Payroll and related expenses	18,874	19,662	17,554	15,644	12,752	71,734	55,251
General and administrative expenses	19,526	14,311	13,367	12,758	15,036	59,962	48,886
Other expenses	2,919	2,371	2,823	2,637	1,980	10,750	5,619
Total expenses	41,319	36,344	33,744	31,039	29,768	142,446	109,756
Income before taxes	16,645	19,241	26,341	30,358	28,166	92,585	101,645
Income tax (benefit) expense	(13,495)	(19,044)	8,893	10,666	7,964	(12,980)	36,509
Net income	$ 30,140	$ 38,285	$ 17,448	$ 19,692	$ 20,202	$ 105,565	$ 65,136
Basic earnings per share	$ 0.60	$ 1.21	$ 0.61	$ 0.69	$ 0.71	$ 3.04	$ 2.28
Diluted earnings per share	$ 0.60	$ 1.14	$ 0.56	$ 0.63	$ 0.66	$ 2.89	$ 2.16

Saxon Capital, Inc.
Supplemental Data

The following supplemental data is considered to be either relevant GAAP information or operational data other than as disclosed.

($ in thousands, except share data)	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004	Qtr 3/31/2004	Qtr 12/31/2003	Year Ended 12/31/2004	Year Ended 12/31/2003
Production Statistics							
Volume							
Wholesale	$ 378,790	$ 394,891	$ 425,415	$ 301,206	$ 320,429	$ 1,500,302	$ 1,174,573
Retail	255,156	247,474	264,619	197,511	172,204	964,760	762,657
Correspondent flow	260,938	267,086	208,320	111,006	172,033	847,350	700,340
Correspondent bulk	64,198	39,660	45,601	32,720	18,636	182,179	205,372
Called loans (1)	83,269	50,476	-	136,291	-	270,036	-
Net Cost to Produce (2)							
Wholesale	2.83%	2.67%	2.63%	3.28%	3.09%	2.82%	3.03%
Retail	2.38%	2.62%	2.28%	3.58%	4.47%	2.66%	3.37%
Correspondent flow	3.13%	3.04%	3.03%	3.78%	3.35%	3.16%	3.32%
Correspondent bulk	3.51%	3.28%	4.03%	5.00%	5.79%	3.86%	5.14%
Total Production	2.84%	2.79%	2.69%	3.54%	3.57%	2.91%	3.35%
Cost to service	0.24%	0.20%	0.22%	0.26%	0.26%	0.23%	0.26%
Credit Quality (3)							
Average loan-to-value	80.2%	80.3%	80.2%	80.1%	79.6%	80.2%	79.6%
Credit score	615	622	627	618	621	621	618
Fixed weighted average coupon	8.3%	8.2%	7.2%	8.2%	8.1%	7.9%	7.9%
ARM weighted average coupon	7.0%	7.0%	6.9%	7.2%	7.5%	7.0%	7.7%
Portfolio Statistics							
Owned portfolio weighted average credit score	617	617	614	611	610	n/a	n/a
Owned portfolio principal balance (at period end)	$ 5,950,965	$ 5,575,386	$ 5,215,050	$ 4,918,253	$ 4,665,770	n/a	n/a
Owned portfolio seriously delinquent (4)	6.6%	6.6%	6.5%	7.0%	7.7%	n/a	n/a
Non-GAAP owned net losses on liquidated loans - quarter ended trust basis (5)	14,474	10,862	11,007	10,381	7,635	46,725	27,766
GAAP owned net losses on liquidated loans - quarter ended (5)	11,014	11,908	9,497	13,350	9,171	45,769	30,914
Total serviced portfolio principal balance (at period end)	20,165,942	16,098,212	11,364,002	10,127,216	9,899,523	n/a	n/a
Total serviced portfolio seriously delinquent (4)	5.3%	5.8%	7.2%	7.9%	8.9%	n/a	n/a
Total serviced net losses on liquidated loans - quarter ended trust basis	25,433	22,060	29,396	26,982	25,310	103,871	107,646
Key Ratios							
Average interest earning assets (6)	$ 5,642,337	$ 5,332,503	$ 4,986,364	$ 4,726,335	$ 4,623,280	$ 5,182,719	$ 4,214,186
Average assets (7)	6,429,964	5,984,834	5,698,349	5,403,329	5,100,500	5,799,106	4,611,122
Average equity (7)	659,747	545,933	375,976	352,849	334,823	481,988	315,696
Return on average assets (ROA) (8)	1.9%	2.6%	1.2%	1.5%	1.6%	1.8%	1.4%
Return on average equity (ROE) (8)	18.3%	28.1%	18.6%	22.3%	24.1%	21.9%	20.6%
Average equity/average assets	10.3%	9.1%	6.6%	6.5%	6.6%	8.3%	6.8%
Interest income/average interest earning assets (8)	7.5%	7.5%	8.0%	7.7%	7.7%	7.6%	7.9%
Interest expense/average interest earning assets (8)	3.5%	2.8%	2.9%	2.8%	3.0%	3.0%	2.9%
Net interest margin/average interest earning assets (8) (9)	4.0%	4.6%	5.1%	4.9%	4.7%	4.6%	5.0%
Net interest margin after provision for mortgage loans losses (8)(9)	3.1%	3.5%	4.2%	4.6%	4.2%	3.8%	4.2%
Operating expenses/servicing portfolio (8)	0.8%	0.9%	1.2%	1.2%	1.2%	0.7%	1.1%
Operating expenses/average assets (8)	2.6%	2.4%	2.4%	2.3%	2.3%	2.5%	2.4%
Efficiency ratio (10)	71.3%	65.4%	56.2%	50.6%	51.4%	60.6%	51.9%
Non-GAAP adjusted efficiency ratio (11)	58.7%	46.8%	44.5%	49.5%	47.6%	49.9%	45.4%
Common Stock Data							
Basic earnings per share	$ 0.60	$ 1.21	$ 0.61	$ 0.69	$ 0.71	$ 3.04	$ 2.28
Diluted earnings per share	$ 0.60	$ 1.14	$ 0.56	$ 0.63	$ 0.66	$ 2.89	$ 2.16
Shares used to compute basic EPS	49,844	31,525	28,703	28,671	28,639	34,702	28,518
Shares used to compute diluted EPS	49,854	33,565	31,196	31,407	30,701	36,522	30,116
Shares outstanding (period end)	49,849	49,844	28,731	28,691	28,662	49,849	28,662
Common Stock Price (12)							
High	$ 26.58	$ 29.15	$ 28.97	$ 30.75	$ 22.15	$ 30.75	$ 22.15
Low	$ 18.25	$ 20.85	$ 21.60	$ 26.82	$ 17.15	$ 18.25	$ 10.76
Period End	$ 23.99	$ 21.50	$ 22.83	$ 28.40	$ 20.95	$ 23.99	$ 20.95
Book value per share (period end)	$ 12.42	$ 14.06	$ 13.62	$ 12.57	$ 12.04	n/a	n/a

(1) Called loans are mortgages purchased from the SAST 98-1, 98-2, 98-3, 98-4, 99-1 and 99-4 securitizations pursuant to the clean-up call provision of the trust.
(2) Net cost to produce is defined as general and administrative costs and premium paid, net of fees collected, divided by loan production.
See net cost to produce calculation in Exhibit A.
(3) Credit quality statistics for quarters ended December 31, 2004, September 30, 2004, and March 31, 2004 includes called loan statistics. In addition, all quarters presented include second mortgages originated and sold.
(4) Seriously delinquent is defined as 60 plus days past due.
(5) GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. The trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, trust losses exclude losses resulting from a delinquent loan sale.
Exhibit A provides a reconcilation of GAAP to trust losses.
(6) Average interest earning assets is a daily average balance of loans in the net mortgage loan portfolio.
(7) Average assets is calculated by adding current quarter and previous quarter total assets, then dividing by 2.
Average equity is calculated by adding current quarter and previous quarter total shareholders' equity, then dividing by 2.
(8) Ratios are annualized.
(9) Net interest margin is calculated as the difference between interest income and interest expense divided by average interest earning assets.
(10) Efficiency ratio is calculated as total expenses divided by total net revenues.
(11) See Exhibit A for a reconciliation of the calculation for non-GAAP adjusted efficiency ratio.
(12) Represents actual stock prices during quarter. A $4.00 per share merger consideration was paid during the third quarter 2004.

	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004	Qtr 3/31/2004	Qtr 12/31/2003	Year ended 12/31/2004	Year ended 12/31/2003
Reconciliation between GAAP and Trust Losses							
Losses trust basis	$ 14,474,116 $	10,862,011 $	11,007,444 $	10,381,098 $	7,634,886 $	46,724,669 $	27,766,318
Loan transfers to real estate owned	8,558,014	10,420,423	8,535,846	10,962,530	7,807,217	38,476,813	23,217,590
Realized losses on real estate owned	(11,563,352)	(9,138,547)	(8,153,321)	(9,013,402)	(6,189,620)	(37,868,622)	(21,371,897)
Timing differences between liquidation and claims processing	(151,298)	(496,701)	(1,157,682)	294,238	(45,201)	(1,511,443)	2,394,846
Loss from delinquent loans sale applied to reserve	-	-	-	359,138	249,714	359,138	249,714
Basis adjustments applied against loss	-	-	-	-	(20,223)	-	(278,733)
Fraud	-	-	-	-		-	
Interest not advanced on warehouse	(172,776)	(78,060)	(59,539)	(43,022)	(39,665)	(353,397)	(693,060)
Other	(130,788)	338,939	(675,503)	409,460	(226,144)	(57,892)	(371,245)
GAAP losses	$ 11,013,916 $	11,908,065 $	9,497,245 $	13,350,040 $	9,170,964 $	45,769,266 $	30,913,533

Net Cost to Produce (1)

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

The following table demonstrates the Company's calculation of net cost to produce. There is no directly comparable GAAP financial measure to "net cost to produce", the components of which are calculated in accordance with GAAP.

Payroll & related expenses and general & administrative expenses							
Wholesale G&A	$ 8,024,158 $	7,994,304 $	8,558,251 $	7,513,707 $	7,879,359 $	32,090,420 $	29,365,158
Retail G&A	12,638,093	12,745,208	12,546,033	11,936,672	11,431,898	49,866,006	42,605,250
Correspondent flow G&A	1,829,147	1,924,784	1,779,065	1,504,352	1,605,679	7,037,348	6,033,733
Correspondent bulk G&A	239,256	321,118	375,855	368,931	456,309	1,305,160	1,936,299
Servicing G&A	10,420,251	7,150,671	5,621,714	5,939,149	5,360,402	29,131,785	20,380,709
Administrative G&A	12,923,501	11,921,997	11,391,783	8,298,652	9,525,746	44,535,933	31,554,663
Capitalized expenses (2)	(7,673,961)	(8,088,969)	(9,352,329)	(7,159,005)	(8,471,289)	(32,271,264)	(27,738,439)
Total payroll & related expenses and general & administrative expenses	$ 38,400,445 $	33,972,113 $	30,920,372 $	28,402,458 $	27,788,104 $	131,695,388 $	104,137,373
Fees Collected (3)							
Wholesale fees collected	$ 1,172,415 $	1,240,165 $	1,337,206 $	974,911 $	1,019,571 $	4,724,697 $	4,007,577
Retail fees collected	6,569,123	6,259,238	6,509,525	4,870,595	3,734,747	24,208,481	16,906,582
Correspondent flow fees collected	257,932	267,776	211,625	125,125	193,400	862,458	745,800
Total fees collected	$ 7,999,470 $	7,767,179 $	8,058,356 $	5,970,631 $	4,947,718 $	29,795,636 $	21,659,959
Premium Paid (3)							
Wholesale premium	$ 3,859,707 $	3,793,064 $	3,970,853 $	3,329,981 $	3,030,113 $	14,953,605 $	10,290,323
Correspondent flow premium	6,601,075	6,449,065	4,743,717	2,822,250	4,346,282	20,616,107	17,992,892
Correspondent bulk premium	2,015,048	978,411	1,464,127	1,267,229	622,914	5,724,815	8,612,581
Total premium (4)	$ 12,475,830 $	11,220,540 $	10,178,697 $	7,419,460 $	7,999,309 $	41,294,527 $	36,895,796
Net Cost to Produce - dollars							
Wholesale	$ 10,711,450 $	10,547,203 $	11,191,898 $	9,868,777 $	9,889,901 $	42,319,328 $	35,647,904
Retail	6,068,970	6,485,970	6,036,508	7,066,077	7,697,151	25,657,525	25,698,668
Correspondent flow	8,172,290	8,106,073	6,311,157	4,201,477	5,758,561	26,790,997	23,280,825
Correspondent bulk	2,254,304	1,299,529	1,839,982	1,636,160	1,079,223	7,029,975	10,548,880
Total	$ 27,207,014 $	26,438,775 $	25,379,545 $	22,772,491 $	24,424,836 $	101,797,825 $	95,176,277
Volume							
Wholesale	$ 378,789,806 $	394,891,184 $	425,415,460 $	301,205,855 $	320,429,456 $	1,500,302,305 $	1,174,572,949
Retail	255,155,792	247,473,919	264,619,339	197,510,549	172,203,642	964,759,599	762,656,756
Correspondent flow	260,938,187	267,086,209	208,319,875	111,006,111	172,032,693	847,350,382	700,340,458
Correspondent bulk	64,198,424	39,660,218	45,600,653	32,719,745	18,636,492	182,179,040	205,371,815
	$ 959,082,209 $	949,111,530 $	943,955,327 $	642,442,260 $	683,302,283 $	3,494,591,326 $	2,842,941,978
Net Cost to Produce - basis points							
Wholesale	2.83%	2.67%	2.63%	3.28%	3.09%	2.82%	3.03%
Retail	2.38%	2.62%	2.28%	3.58%	4.47%	2.66%	3.37%
Correspondent flow	3.13%	3.04%	3.03%	3.78%	3.35%	3.16%	3.32%
Correspondent bulk	3.51%	3.28%	4.03%	5.00%	5.79%	3.86%	5.14%
Total (4)	2.84%	2.79%	2.69%	3.54%	3.57%	2.91%	3.35%

(1) Net cost to produce is calculated by adding premium paid and G&A expenses, deducting fees collected dividing by volume.
(2) Other expenses include servicing cost and corporate related expenditures. Capitalized expenses are origination expenses that are capitalized per FAS 91.
(3) Fees collected and premium are capitalized and held on balance sheet as components of the net mortgage loan portfolio.
(4) Third quarter 2004 premium paid has increased by $276 thousand due to an adjustment. Total net cost to produce changed from 2.76% to 2.79% because of this adjustment.

Cost to Service

Management believes cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

The following table demonstrates the Company's calculation of cost to service.

Servicing G&A	$ 10,420,251 $	7,150,671 $	5,621,714 $	5,939,149 $	5,360,402 $	29,131,785 $	20,380,709
Servicing related depreciation (1)	461,177	491,451	595,414	587,729	574,723	2,135,769	1,575,104
Total servicing expense	$ 10,881,428 $	7,642,122 $	6,217,128 $	6,526,878 $	5,935,125 $	31,267,554 $	21,955,813
Average total portfolio balance	$ 18,371,194 $	15,107,928 $	11,134,783 $	9,926,027 $	9,214,287 $	13,634,983 $	8,426,478
Cost to service (Annualized)	0.24%	0.20%	0.22%	0.26%	0.26%	0.23%	0.26%

(1) Servicing related depreciation is a component of other expense on the income statement.

Reconciliation of non-GAAP adjusted efficiency ratio

Total expenses	$ 41,319 $	36,344 $	33,744 $	31,039 $	29,768 $	142,446 $	109,756
Less: one-time expenses	-	3,508	2,598	-	-	6,106	-
Total adjusted expenses	$ 41,319 $	32,836 $	31,146 $	31,039 $	29,768 $	136,340 $	109,756
Total net revenues	$ 57,964 $	55,585 $	60,085 $	61,397 $	57,934 $	235,031 $	211,401
Add: provision for mortgage loan losses	12,879	14,730	10,160	3,878	6,219	41,647	33,027
Less: gain on sale of mortgage assets	421	220	308	2,551	1,558	3,500	2,533
Total adjusted net revenues	$ 70,422 $	70,095 $	69,937 $	62,724 $	62,595 $	273,178 $	241,895

Adjusted efficiency ratio (1)	58.7%	46.8%	44.5%	49.5%	47.6%	49.9 %	45.4%

(1) Non-GAAP adjusted efficiency ratio is calculated as total expenses divided by net revenues, excluding provision for mortgage loan losses
and gain on sale of mortgage assets. Total expenses for third quarter 2004 excludes the $3.5 million expense associated with the REIT conversion.
Total expenses for second quarter 2004 excludes a $2.6 million severance expense.

Working Capital Reconciliation
Management believes the Company's definition of working capital provides a better indication of how much liquidity the Company has available to conduct business at the time of the
calculation.
This following table provides a reconciliation between the Company's working capital calculation and the common definition of working capital.

($ in thousands)	December 31, 2004		December 31, 2003	
	Saxon Defined Working Capital	Commonly Defined Working Capital	Saxon Defined Working Capital	Commonly Defined Working Capital
Unrestricted cash	$ 12,852	$ 12,852	$ 5,245	$ 5,245
Borrowing availability	64,271	-	12,907	-
Trustee receivable	-	112,062	-	74,614
Accrued interest receivable	-	56,132	-	54,080
Accrued interest payable	-	(8,045)	-	(8,602)
Unsecuritized mortgage loans - payments less than one year	429,505	674,596	189,383	520,198
Warehouse financing facility - payments less than one year	(282,092	(523,277)	(101,055	(361,915)
Bonds - repurchase agreement - payments less than one year	-	-	-	(1,440)
Servicing advances	-	113,129	-	98,588
Financed advances - payments less than one year	-	(34,667)	-	(39,089)
Securitized loans - payments less than one year	-	1,575,480	-	1,689,328
Securitized debt - payments less than one year	-	(1,558,258)	-	(1,692,335)
Total	$ 224,536	$ 420,004	$ 106,480	$ 338,672

It is common business practice to define working capital as current assets less current liabilities. The Company does not have a classified balance sheet and therefore calculates its working capital using its own internally defined formula,
which is generally calculated as unrestricted cash and investments as well as unencumbered mortgage loans and servicing advances that
 can be pledged against existing committed facilities and converted to cash in five days or less.